Exhibit 99.1

ISSUE OF ORDINARY SHARES AND ANNOUNCEMENT OF TIMETABLE FOR
PROPOSED 10 FOR 1 SHARE CONSOLIDATION

LONDON, United Kingdom (January 8, 2008)– Amarin Corporation plc (“Amarin” or the “Company”) today announces that it has made an application to the London Stock Exchange and the Irish Stock Exchange to list on AIM and IEX respectively 975,000 Ordinary Shares of £0.05 each in the capital of the Company.  These Ordinary Shares are to be issued in the form of American Depositary Shares (“ADSs”) to ProSeed Capital Holdings CVA in respect of fees due for investment banking advice provided to the Company on the acquisition of Ester Neurosciences Limited

Following the above issue, the Company's issued share capital will consist of 140,032,370 Ordinary Shares of £0.05 each with voting rights, which represents the total number of voting rights in the Company.

The Company also announces the timetable for the proposed consolidation of every ten existing Ordinary Shares of £0.05 each into one Ordinary Share of £0.50 each, subject to the passing of an ordinary resolution at a General Meeting of shareholders to be held on 17 January 2008 (as set out in a Notice of General Meeting sent to shareholders on 12 December 2007).  The Company will apply for 14,003,237 Ordinary Shares of £0.50 each to be admitted to trading on AIM and IEX.  Subject to the passing of the resolution at the General Meeting, admission of the Ordinary Shares of £0.50 each to AIM and IEX is expected to take place on 18 January 2008, following which the Company will have 14,003,237 Ordinary Shares of £0.50 each in issue.

The Company confirms the planned timetable for the proposed consolidation is as follows:

General Meeting to approve share consolidation	11.00am GMT on 17 January 2008

Share consolidation Record Date	5.00pm GMT on 17 January 2008

Dealings commence on AIM and IEX in
Ordinary Shares of £0.50 each	18 January 2008

Crediting of uncertificated Ordinary Shares
of £0.50 each to CREST accounts (where applicable)	18 January 2008

Despatch of share certificates for
Ordinary Shares of £0.50 each (where
applicable)	25 January 2007

Subject to the passing of the resolution at the General Meeting, with effect from 18 January 2008, the Ordinary Shares of £0.50 each will trade under the new ISIN GB00B29VL935.

Following the proposed consolidation outlined above, each ADS will continue to represent one Ordinary Share.  Accordingly, with effect from 18 January 2008, the proposed consolidation will have a corresponding effect on all outstanding ADSs.  The corresponding effective date for ADSs will be 18 January 2008.

Amarin has notified Nasdaq that the proposed consolidation will take effect on 18 January 2008.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin+353 1 6699010
Thomas Lynch Chief Executive Officer
Alan Cooke President and Chief Operating Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Davy:+353 (0)1 679 6363
Ivan Murphy
Fergal Meegan

Ends.